FIT N-SAR 04.30.16

Sub-Item 77C:   Submission of matters to a vote of security holders

A special meeting of Shareholders of the ALPS | Westport Resources Hedged High Income Fund (the “Fund”) was held on February 25, 2016 to approve a new Investment Sub‐Advisory Agreement among the Registrant, on behalf of the Fund, Westport Resources Management, Inc. (“Westport Resources”) and Amundi Smith Breeden LLC (“ASB”)(the “Proposal”).  The Proposal was voted on and approved by the shareholders of the Fund.

The February 25, 2016 voting results were as follows:

Matter	Voter Type	Shares
Approval of a new Investment Sub‐Advisory Agreement among the Registrant, on behalf of the Fund, Westport Resources and ASB	For	1,156,674.522
	Against	159
	Abstain	19,105.534